August 29, 2008

Paul Read
Chief Financial Officer
Flextronics International LTD.
2090 Fortune Drive
San Jose, CA 95131

　　　　　Re:　Flextronics International LTD.
　　　　　　　　Form 10-K for the Fiscal Year Ended March 31, 2008
　　　　　　　　Filed on May 23, 2008

　　　　　　　　Definitive Proxy Statement on Schedule 14A
　　　　　　　　Filed on July 29, 2008

　　　　　　　　Form 10-Q for the Fiscal Quarter Ended June 27, 2008
　　　　　　　　Filed on August 5, 2008
　　　　　　　　File No. 000-23354

Dear Mr. Read:

　　　　We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2008

Item 1. Business, Customers, page 9

1.   We note your disclosure on page 9 that revenue derived from Sony-Ericsson accounted for more than 10% of net sales from continuing operations for fiscal 2008. Please tell us whether you have a contractual agreement with Sony-Ericsson that should be filed as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.   In Note 6 to your financial statements, you discuss your securitization of trade receivables. Item 303(a)(4) of Regulation S-K requires registrants to include in their MD&A discussion, a separately-captioned section, discussing off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. The discussion of off-balance sheet arrangements need not repeat information provided in the footnotes to the financial statements, provided that such discussion clearly cross-references to specific information in the relevant footnotes and integrates the substance of the footnotes into such discussion in a manner designed to inform readers of the significance of the information that is not included within the body of such discussion. See Instruction 5 to Paragraph 303(a)(4) of Regulation S-K. Please explain why you have not included this information, or confirm that you will include this disclosure in future filings.

Results of Operations, page 32

3.   We note within your discussion of fluctuations in net sales and selling, general and administrative expenses that there are instances where two or more sources of a material change have been identified, but the source that contributed to the change was not quantified. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. For instance, at a minimum, tell us your consideration for quantifying the impact of the Solectron acquisition on such fluctuations.

Consolidated Balance Sheets, page 47

4.   Please explain the increase in other current liabilities and other liabilities from March 31, 2007 to March 31, 2008 and provide a detail of the ending balance as of

March 31, 2008 ($1.7 billion). As applicable, tell us how you considered the requirements of Rule 5-02(20) of Regulation S-X to separately disclose, in the balance sheet or in a notes thereto, any amount in excess of 5% of total current liabilities.

Note 2. Summary of Accounting Policies

Revenue Recognition, page 53

5.   In the fiscal 2006 Form 10-K for Solectron Corporation, we note that the company provided additional disclosure within its revenue recognition policy regarding accounting for customer incentive programs pursuant to EITF 01-09, extended warranty services, and gross versus net reporting pursuant to EITF 99-19. If material to consolidated operations, tell us how you considered providing similar disclosures in your revenue recognition policy footnote.

6.   We note that the Company enters into arrangements that include design services, product development and repair services. Tell us how you account for arrangements that include multiple deliverables. In this regard, tell us how you considered the guidance in EITF 00-21 in determining whether these deliverables represent separate units of accounting and if so, tell us how you determine the fair value of such deliverables.

Note 8. Income Taxes, page 75

7.   We note your disclosure on page 17 where you indicate that a number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. For all periods presented, tell us the aggregate dollar per share affect on earnings per share for these tax programs and, if material, tell us how you considered disclosing this information pursuant to SAB Topic 11C.

Note 9. Restructuring Charges, page 79

8.   We note your disclosure that the activities associated with your 2008 restructuring plan will be completed in multiple steps and will be substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. Please confirm whether you accrued for all costs to be incurred under the 2008 restructuring plan at year-end 2008 or tell us how you considered disclosing the total amount expected to be incurred in connection with these activities pursuant to paragraph 20(b)(1) of SFAS 146.

9.   Additionally, we note that you offset total restructuring charges with "reimbursements earned in accordance with various agreements with Nortel" in the

amount of $52.9 million. Please describe the nature of these reimbursements in further detail and the accounting literature considered by the Company to determine that this amount should be classified within restructuring charges.

10.   It appears from the disclosures in Note 12 that the Company assumed liabilities in connection with restructuring activities accounted for under EITF 95-3 in the Solectron acquisition. Please tell us the amount of liabilities assumed in this transaction and tell us how these restructuring activities differ from those discussed in Note 9 (the 2008 restructuring) and accounted for under SFAS 146. Also, tell us how you considered the disclosure requirements of EITF 95-3 with respect to such liabilities.

Definitive Proxy Statement Filed July 29, 2008

Compensation Discussion and Analysis

Competitive Positioning, page 30

11.   You state that your compensation committee set a target for total direct compensation for your Chief Executive Officer and Chief Financial Officer at or above the 75th percentile of such compensation for the composite of a high technology peer group and a high technology survey group. It also appears that you may have benchmarked salaries against two executive compensation reports. In both instances, you do not appear to have disclosed the identity of the companies included in the groups or reports. When engaging in any benchmarking of total compensation, or any material element of compensation, Item 402(b)(2)(xiv) of Regulation S-K requires registrants to identify the benchmark and, if applicable, its components (including component companies). Please confirm that you will include this disclosure regarding benchmarking, if applicable, in future filings.

Form 10-Q for the Quarter Ended June 27, 2008

Exhibits 31.1 and 31.2

12.   We note that you have omitted language from paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that in future filings your certifications will include the language required by Item 601(b)(31) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or myself at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428, Jay Ingram, Staff Attorney, at (202) 551-3397, or Barbara C. Jacobs, Assistant Director, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief